Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following communication was distributed to employees of Freescale Semiconductor, Ltd (the “Company”) on May 13, 2015, in connection with the proposed business combination between the Company and NXP Semiconductors N.V. (“NXP”).

INTEGRATION

UPDATE 03

INTEGRATION RIGHT ON COURSE

BUILDING A STRONGER ORGANIZATION TOGETHER

Wednesday, May 13

To: Freescale Employees

Fr: Karen Rapp

We are making good progress on the integration and have now completed the baselining phase, identifying and solidifying the processes and way of working at both companies. In order to accelerate into the design phase of the combined entity, we will soon appoint a series of decision makers within the new structure. In this phase of the integration, members of the management team (MT) for the combined entity are now selecting their direct reports under the proposed merger. The primary goal is to create the best team possible from the combined talent of Freescale and NXP through a consistent process and selection criteria, matching the needs of the business with talent and knowledge from both companies, that we expect to complete by 27 May. We will keep you updated on how this process will run for the rest of the organization as often as we can.

Under the leadership of the Integration Management Office (IMO), major work activities have been mapped, and the appropriate structure around the merger process determined. Integration workstreams and their respective leads have also been identified, as follows:

Please note: Most workstreams require a designated lead from both NXP and Freescale, though some do not. In these cases, a single lead will be responsible for the workstream covering both companies.

Workstream	Freescale Lead	NXP Lead
IMO Lead
	Karen Rapp	Henri Ardevol
	-	Maarten Dirkzwager

IMO Support:
Master Planning	Kevin Klein	Jeroen Kemp
	Jandeep Kang	Sander Verbrugge
Controlling	Chris Hartman	Edwin van de Kerkhof
Biz Processes & Systems	Shelly VanDyke	Johan de Groote
People, Org. Chg. Mgmt.	Paul Gray, Laurie Hahn	Stefan Hermans
And Communications	John Dixon	-
Day 1 Readiness	-	Martin Gruber

Workstream
Regulatory Approvals	John Holmes	Charles Smit
Filings	Dathan Voelter	Jean Schreurs
Financing	Steve Goel	Luc de Dobbeleer
Legal Entity Structure	Giovanni Pacelli	Erik Fredriks
S&C	Gowri Chindalore	Rutger Vrijen
	Junaid Ahmed	-
Automotive	Benny Chang	Meindert van den Beld
	Ronen Shtayer	-
Digital Networking	Tom Deitrich	-
Standard Products	-	Gerton Jansen
Sales	Doug Richardson	Peter Austin
Technology	Chris Collins	Rob Frijns
SCM	Keivan Keshvari	Andre Klabbers
Internal Manufacturing	Keivan Keshvari	Theo Alders
External Manufacturing	Keivan Keshvari	Komin Chang
Procurement	Ani Patwardhan	Ulf Sparka
Quality	Kevin Welp	Leon Sintnicolaas
IT	Andrew Percy	Olli Hyyppa
	-	Marc de Haan
Corporate Finance	Randy Hyzak	Julien Deregnaucourt
Business Finance	Kevin Speirits	Bill Betz
Manufacturing Finance	Neill Reynolds	John Coyne
Treasury	Steve Goel	Luc de Dobbeleer
Tax & Export Control	Giovanni Pacelli	Erik Fredriks
Audit	Anthony Guzaldo	Hans Adriaans

Compensation & Benefits	Chris Jensen	Ommar Butt
and HR Service Delivery		Jan Vernon
Legal	John Holmes	Charles Smit
IP	Changhae Park	John Schmitz
Real Estate	Jean-Marc Henry	Greg Stuck
Facilities	Jean-Marc Henry	-

Integration Workshop

From May 6th to 7th, the IMO led the first Integration Workshop at Freescale HQ in Austin, Texas. The workshop, with workstream leads, was two focused days spent planning and establishing deliverables for the integrated company. Comprising more than 40 group working sessions between workstreams, a key aspect of the workshop was agreeing on a baseline harmonization of the many different functions and processes of both companies. This meant agreeing on scope, and clearly identifying owners for specific initiatives. A core focus of the two days was getting the right people from both companies talking to each other, and them building plans together for the integrated company. We also discussed Day 1—the first day as a combined company and plans for the preparation of this important milestone.

Overall, there was a lot of positive energy and great teamwork from all participants throughout the workshop. Discussions around the benefits of the merger were especially energizing. It was evident that everyone is passionate and dedicated to the success of the combined entity.

Members of the Integration Management Office (IMO) with all the Integration Workstream Leads in the main entrance of Freescale’s Oak Hill Corporate Headquarters in Austin, Texas.

We will continue to update you as work continues on the proposed merger. Please refer to the merger webpage [hyperlink] for the most up-to-date information.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the timing or outcome of pending or future legal proceedings may be difficult to predict; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the preliminary proxy statement/prospectus originally filed with the SEC by NXP on April 2, 2015, and amended on May 8, 2015, the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2015, which are available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

On May 8, 2015, NXP filed with the SEC an amendment to the Registration Statement on Form F-4 that was originally filed on April 2, 2015, which includes a preliminary proxy statement of the Company and a preliminary prospectus of NXP. The Registration Statement has not been declared effective by the

SEC and the definitive proxy statement/prospectus is not currently available. Following the Registration Statement having been declared effective by the SEC, NXP and the Company will deliver the definitive proxy statement and prospectus, respectively, to their shareholders. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS/PROXY STATEMENT, AND THE DEFINITIVE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the preliminary prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers and a description of their interests in the acquisition is set forth in the preliminary proxy statement/prospectus originally filed with the SEC by NXP on April 2, 2015, and amended on May 8, 2015, and additional information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.